REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations)

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the following is the Report on Voting Results of the Annual General Meeting of Shareholders of Integra Resources Corp (the "Company") held on June 30, 2023. The number of common shares voted has been adjusted to reflect the May 26, 2023 consolidation of the Company's common shares on the basis of one new post-consolidation common share for every two and a half existing pre-consolidation common shares.

1. Number of Directors

The number of directors for the ensuing year was set at nine (9), with the following results:

	For	Against	Outcome of Vote
To Set the Number of Directors at 9	26,660,884 99.82%	48,565 0.18%	Carried

2. Election of Directors

The following individuals were elected as directors of the Company to hold office until the conclusion of the Company's next annual general meeting, unless that person ceases to be a director before then, with the following results:

Nominees	For	Withheld	Outcome of Vote
George Salamis	26,084,755 97.66%	624,694 2.34%	Elected
Jason Kosec	26,663,986 99.83%	45,463 0.17%	Elected
Stephen de Jong	26,668,230 99.85%	41,219 0.15%	Elected
Timo Jauristo	26,665,035 99.83%	44,414 0.17%	Elected
Anna Ladd-Kruger	26,658,521 99.81%	50,928 0.19%	Elected
C.L. "Butch" Otter	26,651,868 99.78%	57,581 0.22%	Elected
Carolyn Clark Loder	26,667,919 99.85%	41,530 0.15%	Elected
Sara Heston	26,666,943 99.84%	42,506 0.16%	Elected
Eric Tremblay	26,662,452 99.82%	46,997 0.18%	Elected

3. Appointment of Auditor

MNP LLP, was appointed as auditors of the Company to hold office until the close of the next annual general meeting of shareholders or until its successor is appointed, at such remuneration as may be fixed by the directors, with the following results:

	For	Withheld	Outcome of Vote
Appointment of MNP LLP as Auditors of the Company	26,686,571 99.91%	22,878 0.09%	Carried

4. Approval of the Amended and Restated Equity Incentive Plan

The Company's Amended and Restated Equity Incentive Plan was approved by disinterested shareholders, with the following results:

	For	Against	Outcome of Vote
Approval of the Amended and Restated Equity Incentive Plan	24,964,934 99.71%	71,488 0.29%	Carried

DATED at Vancouver, British Columbia, this 30th day of June 2023.

INTEGRA RESOURCES CORP

Per:	/s/ Jason Kosec
Jason Kosec
President & CEO